Exhibit 1.02

Conflict Minerals Report

Citrix Systems, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Form SD (collectively, the “Conflict Minerals Rule”).

Unless the context indicates otherwise, the terms “we,” “its,” “us,” and “our” refer to Citrix Systems, Inc. and its consolidated subsidiaries. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

For 2013, we were unable to determine the origin of at least a portion of the Conflict Minerals that were necessary to the functionality or production of each of our in-scope physical cloud networking products that we contracted to manufacture. However, none of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (the “DRC”) or an adjoining country. The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule. Smelter, refiner and country of origin information for 2013 is provided under “Product Information; Additional Risk Mitigation Efforts” below.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. In particular, statements contained in this document that are not historical facts, including, but not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups, constitute forward-looking statements and are made under the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, whether smelters and refiners and other market participants responsibly source Conflict Minerals and political and regulatory developments, whether in the DRC region, the United States or elsewhere. We caution readers not to place undue reliance on any forward-looking statements, which only speak as of the date made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

Due Diligence Framework

For 2013, we utilized due diligence measures relating to Conflict Minerals that were intended to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”).

The implementation of our due diligence measures for 2013 and thereafter is discussed separately in the sections below.

Due Diligence Program Execution

In furtherance of our Conflict Minerals due diligence, we performed the due diligence measures discussed below for 2013. These are not all of the measures that we took in furtherance of our Conflict Minerals compliance program and pursuant to the Conflict Minerals Rule and the OECD Guidance. In addition, some of the due diligence measures discussed below are not expressly provided for in the OECD Guidance.

Compliance Team

In support of our compliance efforts, we created a Conflict Minerals Reporting Oversight Committee (the “Committee”) that was charged with overseeing, implementing and providing feedback on our Conflict Minerals compliance strategy. The Committee consisted of senior staff under our (1) Chief Operating Officer and Chief Financial Officer and (2) General Counsel and Senior Vice President, Human Resources. Corporate citizenship, finance, legal and supply chain management were represented on the Committee. The members of the Committee and selected other internal personnel were trained on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

The Committee was supplemented by outside professionals. We retained specialist outside counsel to advise us on certain aspects of our compliance. We also utilized a third-party to help us gather data from some suppliers.

Conflict Minerals Policy; Reporting Mechanism

Following the establishment of the Committee, we adopted a company policy relating to Conflict Minerals (the “Conflict Minerals Policy”). The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

1.	adopt a policy of responsible sourcing of minerals and pass this requirement through their supply chain;

2.	implement due diligence processes to support that policy;

3.	source minerals from socially responsible suppliers; and

4.	provide us all information we may request regarding the sourcing of minerals in products supplied to us.

The Conflict Minerals Policy indicates that, if we become aware of a supplier who is not in compliance with the foregoing expectations, then we will take appropriate action to remedy the situation, including reassessment of supplier relationships.

Our Conflict Minerals Policy also contains a mechanism for employees, suppliers and other interested parties to report violations of the policy electronically.

We communicated the Conflict Minerals Policy internally to selected employees. The Conflict Minerals Policy also was communicated to direct suppliers and certain tier 2 suppliers with whom we have a direct relationship and that we determined to potentially be in-scope for purposes of our compliance (collectively, the “Suppliers”). In addition, the Conflict Minerals Policy was posted on our website.

Records Storage and Retention

We established an internal electronic database for the maintenance of business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions. As contemplated by the OECD Guidance, we adopted a policy requiring the maintenance of these records for at least five years.

Contract Terms With Suppliers

We developed a contract addendum (the “Contract Addendum”) requiring relevant suppliers to agree to, among other things, (1) maintain, record and provide to us on request, traceability data and other information that we may request in order to facilitate our compliance with the Conflict Minerals Rule, (2) comply with our Conflict Minerals Policy, and (3) adopt and maintain policies, due diligence frameworks and management systems that enable us to comply with our obligations under the Conflict Minerals Rule. The Contract Addendum was sent to the Suppliers.

Identification, Assessment and Internal Reporting of Supply Chain Risk

As part of our assessment of supply chain risk relating to Conflict Minerals sourcing, we determined which of our products were in-scope for purposes of our compliance with the Conflict Minerals Rule. In connection with our scoping determination, we looked at product specifications, made supplier inquiries and utilized other information known to us regarding the materials composition of our products.

Following our scoping determination, we requested that the Suppliers provide us with information concerning the usage and source of the Conflict Minerals in their in-scope products by submitting to us a completed copy of the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative. We are an EICC member. If a Supplier did not respond within the requested time frame, we, or one of our tier 1 third-party manufacturers on our behalf, followed up with the Supplier.

After we received back the Conflict Minerals Reporting Template responses from Suppliers, we reviewed the responses. We, or one of our tier 1 third-party manufacturers on our behalf, followed up with Suppliers that did not fully complete the Conflict Minerals Reporting Template or that submitted a response that we determined contained errors or inaccuracies. If a Supplier did not fully complete the Conflict Minerals Reporting Template or if we determined that the response contained errors or inaccuracies, we or the third-party manufacturer on our behalf requested that the Supplier submit a revised response.

A portion of the responses that we received identified smelters and refiners. If a completed Conflict Minerals Reporting Template indicated a smelter or refiner, we reviewed this information against the Standard Smelter Names tab of the Conflict Minerals Reporting Template and the lists of compliant smelters and refiners published by the Conflict-Free Sourcing Initiative (“CFSI”). If an indicated smelter or refiner was not listed on the Standard Smelter Names tab or listed as compliant by an independent third-party, as applicable, we searched public information to attempt to determine whether that entity was actually a smelter or refiner, the mine or location of origin of the Conflict Minerals processed by the smelter or refiner and whether it was known to obtain Conflict Minerals from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

Based on the information furnished by the Suppliers and other information known to us, we assessed the risks of adverse impacts. The Committee also reported the findings of its supply chain risk assessment to our Chief Operating Officer and Chief Financial Officer; General Counsel and Senior Vice President, Human Resources; and our internal management Disclosure Committee.

We determine on a case-by-case basis the appropriate risk mitigation strategy for any identified risks of a violation of our Conflict

Minerals Policy. Potential outcomes under our risk mitigation strategy include continuing to work with the supplier while risks are addressed or reassessing the relationship with the supplier. Under our risk mitigation strategy, to the extent that risks that require mitigation are identified, if applicable, we will adopt procedures for monitoring and tracking the performance of the risk mitigation efforts and for reporting these efforts back to appropriate senior oversight personnel. Under our procedures, we also will undertake additional fact and risk assessments, as determined by the Committee, for risks that require mitigation or after a change of circumstances.

Product Information; Additional Risk Mitigation Efforts

For 2013, we were unable to determine the origin of at least a portion of the necessary Conflict Minerals in each of our in-scope physical cloud networking products. These were our only in-scope products. Most of our products consist solely of software and do not contain a physical component, and therefore do not contain Conflict Minerals. For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.

For 2013, none of the Conflict Minerals in our in-scope products were determined by us to have directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country. An “armed group” under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country.

Smelter, Refiner and Country of Origin Information

In connection with our reasonable country of origin inquiry and due diligence, as applicable, the Suppliers identified to us 29 facilities that were certified as of May 20, 2014 that processed necessary Conflict Minerals contained in our in-scope products. As used herein, “certified” means that a smelter or refiner was publicly listed by the CFSI as compliant with the Conflict-Free Smelter Program’s (“CFSP”) assessment protocols. These smelters and refiners were not necessarily certified for all or part of 2013 and may not continue to be certified for any future period.

In addition, the Suppliers identified to us the facilities listed below that were not certified as of May 20, 2014 that processed necessary Conflict Minerals contained in our in-scope products. Please see the notes that accompany the list for important information concerning the data in the list.

The smelters and refiners identified to us by the Suppliers may not be all of the smelters and refiners that were in our supply chain during 2013, since the Suppliers did not identify the processors of some of the Conflict Minerals content contained in our in-scope products, and since we did not receive responses from all of the Suppliers.

Smelter and Refiner Information(1)

Gold

Aida Chemical Industries Co., Ltd.

Asaka Riken Co., Ltd.

Shandong Zhaojin Gold & Silver Refinery Co. Ltd

Zhongyuan Gold Smelter of Zhongjin Gold Corporation

Zijin Mining Group Co. Ltd

Tin

CV United Smelting

PT Bangka Putra Karya

PT Stanindo Inti Perkasa

Yunnan Chengfeng

EM Vinto

Liuzhou China Tin

Metallo Chimique

PT Koba Tin

Tungsten

Ganzhou Huaxing Tungsten

Hunan Chun-Chang Nonferrous Smelting & Concentrating Co., Ltd.

ALMT (Sumitomo)

Ganzhou Grand Sea W & Mo Group Co Ltd

Global Tungsten & Powders Corp

H.C. Starck GmbH- Tungsten

Xiamen Tungsten Co Ltd

ATI Tungsten Materials

Chongyi Zhangyuan Tungsten Co Ltd

Jiangxi Rare Earth & Rare Metals Tungsten Group Corp

Jiangxi Tungsten Industry Group Co Ltd

Zhuzhou Cemented Carbide Group Co Ltd

(1)	We note the following in connection with the information contained in the foregoing list:

(a)	The smelters and refiners listed above were identified to us by the Suppliers as part of our 2013 supply chain. However, not all of the included smelters and refiners may have processed necessary Conflict Minerals contained in our in-scope products. Some Suppliers may have reported to us smelters and refiners that were not in our supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons.

(b)	The listed smelters and refiners only include those reported entities that were listed on the Standard Smelter Names tab of the Conflict Minerals Reporting Template because those are the only reported entities that we were able to determine were smelters or refiners.

(c)	Certain of the smelters and refiners are listed as “Active” by the CFSI. “Active” means that the smelter or refiner has submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP or, according to information published by the CFSP, the smelter has agreed to complete a CFSP validation within two years of membership issuance by the Tungsten Industry – Council Minerals Council.

The countries of origin of the Conflict Minerals processed by the foregoing facilities that were disclosed to us by the Suppliers were: Bolivia, Canada, China, Peru, Portugal, Spain, Russia, Thailand and the United States. We have not verified this information. The Suppliers did not provide us with country of origin information for some of the listed facilities. For the foregoing reasons, the listed smelters and refiners also may have sourced Conflict Minerals from additional or different countries. In addition, if a smelter or refiner was indicated as having sourced from multiple countries, we were not able to determine the country of origin of the Conflict Minerals specific to our products. Therefore, not all of the countries of origin listed above may apply to the Conflict Minerals in our in-scope products.

We have endeavored to determine the mine or location of origin of the Conflict Minerals contained in our in-scope products by requesting that the Suppliers provide us with completed Conflict Minerals Reporting Templates and through the flow-down provisions contained in the Conflict Minerals Policy. Where a smelter or refiner has been identified, we also have reviewed public information, to the extent available, to try to determine the mine or location of origin.

Risk Mitigation Efforts After December 31, 2013

We intend to take several additional steps in 2014 in order to mitigate the risk that the necessary Conflict Minerals in our in-scope products benefit armed groups. We intend to encourage Suppliers that provided company level information for 2013 to provide product level information for 2014 through ongoing outreach with these Suppliers. In addition, we intend to engage with Suppliers that provided incomplete responses or that did not provide responses for 2013 to help ensure that they provide requested information for 2014.

As we enter into new contracts with the Suppliers and as we bring on new in-scope suppliers in 2014, we intend to include the Conflict Minerals-related requirements contained in the Contract Addendum, or substantially similar requirements, in our new supplier contracts. In addition, to the extent that the supplier is a new in-scope supplier, we intend to communicate our sourcing expectations to the supplier. This communication would include providing the supplier with a copy of the Conflict Minerals Policy and sending the supplier a Conflict Minerals Reporting Template to complete within a specified time frame after becoming a supplier.

These steps are in addition to the steps that we took for 2013, which we intend to continue to take for 2014 to the extent applicable.